# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Group Inc., CIK 0001796022
CUSIP: 85914M107
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 277 Park Avenue, 45th Floor, New York, New York (NY), 10172
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001543577
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, StepStone Group Inc., 277 Park Avenue, 45th Floor, New York, New York (NY), 10172, (212) 351-6100

## Reporting persons
- James Lim (CIK 0001543577): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,204,451; shared voting power 0; sole dispositive power 4,204,451; shared dispositive power 0; aggregate amount beneficially owned 4,204,451 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Name of issuer: StepStone Group Inc.
Address of issuer's principal executive offices: 277 Park Avenue, 45th Floor, New York, New York (NY), 10172
Comment:
This statement on Schedule 13D (this "Statement") relates to the Reporting Person's (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of StepStone Group Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 277 Park Avenue, 45th Floor, New York, NY 10172.

This amendment (the "Amendment") amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 20, 2021, as amended on July 3, 2023, February 21, 2024, August 14, 2024 and November 1, 2024 (the "Original Filing" and, as amended by this Amendment, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed by James Lim (the "Reporting Person").

(a) As of the date of this statement, Mr. Lim beneficially owns 4,040,795 shares of Class A Common Stock and 163,656 Class C Units that are convertible into Class A Common Stock owned by Sanctuary Bay LLC. All of the Class C units owned by Sanctuary Bay LLC are exchangeable within 60 days of the date hereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:
The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Percentage of
Number of Class
Shares A Common
Beneficially Stock
Reporting Person Owned Outstanding(1)

James Lim 4,204,451 5.3%

(1) Based on 78,563,710 shares of Class A Common Stock issued and outstanding as of September 12, 2025, and assuming that the Reporting Person exchanges all the Class C Units that are beneficially owned by him and currently available to be exchanged for Class A Common Stock on a one-for-one basis.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions involving the beneficial ownership of Class A Common Stock during the sixty (60) days prior to the date of this statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).
2. Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K filed with the SEC on September 20, 2021).
3. Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on May 31, 2024)
24.1 Power of Attorney for James Lim (incorporated by reference to Exhibit 24.1 to the Reporting Person's Schedule 13D filed on September 24, 2021).

## Signatures
- James Lim: /s/ Jennifer Ishiguro, Attorney-in-Fact, James Lim (09/18/2025)